Malik Law Group LLC Attorneys At Law
Bilal Malik T 678.279.5478 bilal.malik@maliklawgroup.com	Regions Plaza 1180 West Peachtree Street | Suite 1910 Atlanta, GA 30309 maliklawgroup.com

July 24, 2020

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dynamic Shares Trust
Amendment No. 1 to Registration Statement on Form S-1
Filed June 25, 2020
File No. 333-238098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Dynamic Shares Trust (“Registrant”), Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 filed on May 8, 2020 and as amended on June 25, 2020 (“Form S-1”). Amendment No. 2 is marked with < R > tags to show changes made from Amendment No. 1 to the Form S-1 filed on June 25, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Xinyu Jiang dated July 9, 2020. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Amendment No. 1 to the Form S-1 filed on June 25, 2020

The Fund’s derivative investments, VIX Futures Contracts, which are largely linked to equity market volatility indexes..., page 17

1.	We note your revised disclosure on page 18 that backwardization existed for an extended period of time from October 2018 to December 2018 and from January 2020 to April 2020 in the VIX Futures Contracts markets, and that if the Fund had been trading during such periods, then the Fund would have incurred losses. Please update your disclosure under an appropriate risk factor heading to quantify how the Index and the Fund would have performed during the recent market volatility in 2020. Please discuss the specific risks associated with an investment in the Fund during such a market, including the possibility of substantial investment losses and liquidation of the Fund after such an event. Please also address specifically the impact of the market volatility in 2018 on products that tracked the index you reference, including the liquidation of the largest inverse VIX exchange-traded product at the time.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised Amendment No. 2 to (i) update our disclosure under an appropriate risk factor heading to quantify how the Index and the Fund would have performed during the recent market volatility in 2020, (ii) discuss the specific risks associated with an investment in the Fund during such a market, including the possibility of substantial investment losses and liquidation of the Fund after such an event, and (iii) address specifically the impact of the market volatility in 2018 on products that tracked the index we reference, including the liquidation of the largest inverse VIX exchange-traded product at the time.

General

2.	The Statement of Additional Information should be included as part of your prospectus following the financial statements and preceding any appendices. Please re-number the pages of your Statement of Additional Information so that they are consecutive with the first part of the prospectus.

Response: The Registrant acknowledges and understands the Staff’s comment and has re-numbered the pages of the Statement of Additional Information in Amendment No. 2 so that it is included as part of the prospectus following the financial statements and preceding any appendices.

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

July 24, 2020

If the Staff has any further comments regarding the Form S-1, Amendment No. 2 or any subsequent amendments to the Registrant’s registration statement on Form S-1, please feel free to contact the undersigned.

Sincerely yours,

/s/ Bilal H. Malik
Bilal H. Malik, Esq.,
For the Firm

cc:	Xinyu Jiang/Dynamic Shares Trust
Michelle Miller /U.S. Securities and Exchange Commission
Sharon Blume /U.S. Securities and Exchange Commission
Eric Envall/U.S. Securities and Exchange Commission
Sandra Hunter Berkheimer /U.S. Securities and Exchange Commission
Laura Anthony, Esq./Anthony L.G., PLLC
Craig D. Linder, Esq./Anthony L.G., PLLC